EXHIBIT 99.2

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of September 29, 2024, between BrainsWay Ltd, a company organized under the laws of Israel (the “Company”), and Valor BrainsWay Holdings, LLC (such entity, including its successors and assigns, the “Purchaser”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to an exemption from the registration requirements of Section 5 of the Securities Act contained in Section 4(a)(2) thereof and/or Regulation D thereunder, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, Securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

1. DEFINITIONS

1.1    Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Acquiring Person” shall have the meaning ascribed to such term in Section 4.7.

“Action” shall have the meaning ascribed to such term in Section 3.1(j).

“ADS(s)” means American Depositary Shares issued pursuant to the Deposit Agreement (as defined below), each representing two (2) Ordinary Shares.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

“Anti-Corruption Law” means U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, and similar anti-bribery and anti-corruption laws applicable to the parties and their Subsidiaries.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day other than Saturday, Sunday, or other day on which banking institutions in The City of New York or in the State of Israel are authorized or required by law or other governmental action to remain closed; provided, however, that for purposes of clarity, banking institutions shall not be deemed to be authorized or required by law or other governmental action to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee”  or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of banking institutions in The City of New York or in the State of Israel are generally open for use by customers on such day.

“Closing” means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

“Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchaser’s obligations to pay the Subscription Amount at the Closing and (ii) the Company’s obligations to deliver the Securities at the Closing, in each case, have been satisfied or waived.

“Commission” means the United States Securities and Exchange Commission.

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“Company Business Data” means any and all business information and data (whether of employees, contractors, consultants, customers, consumers, vendors, suppliers, service providers or other persons and whether in electronic or any other form or medium) Processed by the Company IT Systems or otherwise in the course of the conduct of the business of each of the Company and its Subsidiaries.

“Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

“Company Data Protection Requirements” means all applicable (i) Data Protection Laws; (ii) Company Privacy Policies; and (iii) the terms of any agreements to which each of the Company and its Subsidiaries is bound relating to the Processing of Personal Data.

“Company Employee Plan” shall mean any plan, program, policy, practice, custom, contract, agreement (other than employment agreements) or other arrangement providing for compensation, severance, termination pay, retirement or pension benefits, deferred compensation, performance awards, shares or equity-related awards, fringe benefits or other benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, in each case sponsored, maintained, contributed or required to be contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any current or contingent liability or obligation including employee benefit plans as defined in Section 3(3) of ERISA.

“Company Intellectual Property Rights” means any Intellectual Property Rights that are owned, used or practiced, or held for use or practice, by the Company or the Company Subsidiaries, including any Intellectual Property Rights incorporated into, embodied in or otherwise used or practiced, or held for use or practice, in connection with (or planned by the Company or any Company Subsidiary to be incorporated into or otherwise used or practiced, or held for use or practice, in connection with) the Company business and products.

“Company Israeli Counsel” means Goldfarb Gross Seligman with offices located at 1 Azrieli Center, Round Building, Tel Aviv 6701101.

“Company Licensed IP” means all Company Intellectual Property Rights that are not Owned Company IP.

“Company Privacy Policies” means all published and posted agreements and policies relating to each of the Company and its Subsidiaries’ Processing of Personal Data.

“Company Shareholders’ Meeting” shall have the meaning ascribed to such term in Section 4.1(a).

“Company Subsidiary” means each Subsidiary of the Company.

“Company U.S. Counsel” means Haynes and Boone, LLP, with offices located at 30 Rockefeller Plaza, 26th Floor, New York, New York 10112.

“Data Protection Laws” means any applicable Laws relating to the Processing of data, data privacy, data security, data breach notification, and the cross-border transfer of Personal Data.

“Deposit Agreement” means the Deposit Agreement dated as of February 1, 2019, among the Company, The Bank of New York Mellon as Depositary and the owners and holders of ADSs from time to time, as such agreement may be amended or supplemented.

“Depositary” means The Bank of New York Mellon, as depositary under the Deposit Agreement.

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“Disclosure Time” means, (i) if this Agreement is signed on a day that is not a Trading Day or after 9:00 a.m. (New York City time) and before midnight (New York City time) on any Trading Day, 9:01a.m. (New York City time) on the Trading Day immediately following the date hereof, and (ii) if this Agreement is signed between midnight (New York City time) and 9:00 a.m. (New York City time) on any Trading Day, no later than 9:01 a.m. (New York City time) on the date hereof.

“Evaluation Date” shall have the meaning ascribed to such term in Section 3.1(r).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“FDA” shall have the meaning ascribed to such term in Section 3.1(gg).

“FDCA” shall have the meaning ascribed to such term in Section 3.1(gg).

“Governmental Authority” means any national, supranational, U.S. or non-U.S. federal, state, provincial, municipal or local governmental or quasi-governmental agency, bureau, commission or authority, any political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any taxing authority and any stock exchange, securities market or self-regulatory organization or any arbitral body of competent jurisdiction (public or private).

“Governmental Requirement” means any law, statute, code, ordinance, order, rule, regulation, restriction, judgment, decree, injunction, franchise, license or other directive or requirement of any U.S. or non-U.S. federal, state, county, municipal, local, parish, provincial or other Governmental Authority or any department, commission, board, court, agency or any other instrumentality of any of them.

“IFRS” shall have the meaning ascribed to such term in Section 3.1(h).

“Indebtedness” shall have the meaning ascribed to such term in Section 3.1(z).

“Intellectual Property Right” means intellectual property rights of any kind or nature recognized in any applicable jurisdiction worldwide, including all U.S. and foreign (i) patents and pending patent applications, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”); (ii) trademarks, trademark applications, registered trademarks, service marks, service mark applications, registered service marks, trade dress, logos, trade names and corporate names and the goodwill associated therewith (“Marks”); (iii) copyrights; mask works, works of authorship and moral rights and any registrations, applications, renewals, extensions and reversions of any of the foregoing; (iv) all rights in Software and Technology; (v) trade secrets and all other confidential information, know-how, inventions, proprietary processes, formulae, models, and methodologies; (vi) registrations and applications for registration for the foregoing; and (vii) URL and domain name registrations.

“International Trade Law” means (a) all applicable trade, export control, import, and anti-boycott laws and regulations imposed, administered, or enforced by the U.S. government, including, but not limited to, the U.S. Export Administration Act, the U.S. Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. Arms Export Control Act (22 U.S.C. § 1778), the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), the Israeli Trading with the Enemy Act, the U.S. customs laws and regulations and the Foreign Trade Regulations (15 C.F.R. Part 30), (b) the Israeli Penal Law, the Israeli Control of Products and Services Declaration (Engagement of Encryption), 1974, as amended; the Israeli Defense Export Control Law, 2007; the Israeli Order of Import and Export (Supervision of Export of Dual Use Goods, Services and Technologies), 2006; the Law on the Struggle Against Iran’s Nuclear Program, 5772-2012 the Prevention of Distribution and Financing of Weapons of Mass Destruction Law, 5778-2018 and any additional economic sanctions programs which may be administered by the Israeli Department of Treasury and Ministry of Defense and any regulations or orders issued thereunder, and (c) other applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

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“Israeli Securities Law” shall mean the Israeli Securities Law, 5728 – 1968 and the regulations promulgated thereunder, as amended

“Law” means statute, law (including common law), ordinance, rule or regulation.

“Legend Removal Date” shall have the meaning ascribed to such term in Section 4.3(c).

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Material Adverse Effect” shall have the meaning assigned to such term in Section 3.1(b).

“Material Permits” shall have the meaning ascribed to such term in Section 3.1(m).

“Medical Product” shall have the meaning ascribed to such term in Section 3.1(gg).

“Money Laundering Laws” has the meaning ascribed to such term in Section 3.1(jj).

“Open Source Software” means any software that contains or is derived in any manner (in whole or in part) from any software, code or libraries that are distributed as free software or as open source software or under any licensing or distribution models similar to open source, including but not limited to any software licensed under or subject to terms that require Source Code to be provided or made available to subsequent licensees or sublicensees (regardless of whether the license restricts Source Code from being distributed in modified form) or which may impose any other obligation or restriction with respect to a Person’s Intellectual Property Rights, including, without limitation, any software license that is defined as an “Open Source License” by the Open Source Initiative, and any similar license or distribution model.

“Ordinary Share(s)” means the ordinary shares of the Company, of NIS0.04 par value per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Ordinary Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares or ADSs, including, without limitation, any debt, preferred share, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares or ADSs.

“Owned Company IP” means all Registered Company Intellectual Property Rights and all other Company Intellectual Property Rights owned or purported to be owned by, or subject to an obligation to be assigned to, the Company or any Company Subsidiary.

“Per ADS Purchase Price” equals US$9.50686, subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions of ADSs and/or the Ordinary Shares that occur between the date hereof and the Closing Date.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

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“Personal Data” means (a) information related to an identified or identifiable individual and (b) any other, similar information or data, each to the extent defined as “personal data,” “personal information,” “personally identifiable information” or similar terms by Data Protection Laws.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Process” (and the corollary terms “Processed” and “Processing”) shall mean, with respect to data, the collection, use, storage, transfer, disclosure, disposal, or other processing of such data.

“Purchaser Party” shall have the meaning ascribed to such term in Section 4.8.

“Registered Company Intellectual Property Rights” means (i) all issued Patents, pending Patent applications, Mark registrations, applications for Mark registrations, copyright registrations, applications for copyright registrations, industrial design registrations, applications for industrial design registrations and Domain Name registrations owned or purported to be owned, by the Company or any Company Subsidiary, and (ii) any other applications, registrations, recordings and filings filed by or on behalf of the Company or any Company Subsidiary (or otherwise authorized by or in the name of the Company or any Company Subsidiary) with respect to any Intellectual Property Rights of the Company.

“Registration Rights Agreement” means the registration rights agreement, in substantially the form attached hereto as Exhibit B.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(e).

“Resale Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale by the Purchaser of the Securities.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic).

“Sanctioned Person” means (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (b) any Person operating, organized, or resident in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person 50% or more owned or controlled by any such Person or Persons or acting for or on behalf of such Person or Persons.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union member state or the United Kingdom.

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“SEC and TASE Reports ” shall have the meaning ascribed to such term in Section 3.1(h).

“Securities” means the ADSs, the Warrants and the Warrant ADSs.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Law” means the Israeli Securities Law, 5728-1968, the rules and regulations promulgated under the Securities Law and any rules and regulations of the Tel Aviv Stock Exchange.

“Shareholders’ Approval” shall have the meaning ascribed to such term in Section 3.1(e).

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act.

“Source Code” means computer software in a form which a program’s design, logic, structuring and processing methods may be read by a trained human being, including without limitation, all source code, scripts, data definition, flow charts, file layouts, program narratives and program listings.

“Subscription Amount” means, as to the Purchaser, the aggregate amount to be paid for ADSs, each ADS representing two (2) Ordinary Shares, and Warrants, purchased hereunder as specified below next to Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds.

“Subsidiary” means any subsidiary of the Company as set forth in the SEC and TASE Reports, and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“Trading Day” means a day on which both Trading Markets are open for trading.

“Trading Market” means, with respect to the ADSs as of the date of this Agreement and the Closing Date, the Nasdaq Global Market, and with respect to the Ordinary Shares as of the date of this Agreement and the Closing Date, the Tel Aviv Stock Exchange, or any other markets or exchanges on which ADSs and/or the Ordinary Shares are listed or quoted for trading on the date in question.

“Transaction Documents” means this Agreement, the Warrants and the Registration Rights Agreement and all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Warrants” means, collectively, the warrants to purchase in the aggregate, up to Three Million (3,000,000) Ordinary Shares, represented by One Million Five Hundred Thousand (1,500,000) ADSs, delivered to the Purchaser at the Closing in accordance with Section 2.2 hereof, which Warrants shall be exercisable immediately upon issuance and have a term of exercise equal to Eighteen (18) months following the initial issuance date, in the form of Exhibit C attached hereto.

“Warrant ADSs” means ADSs representing Warrant Shares.

“Warrant Shares” means the Ordinary Shares represented by the Warrant ADSs.

2. PURCHASE AND SALE

2.1	Closing. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchaser agrees to purchase, an aggregate of US$20 Million of ADSs and Warrants. Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall occur electronically or at such location as the parties shall mutually agree. On the Closing Date, (a) the Purchaser shall pay to the Company its Per ADS Purchase Price in United States dollars and in immediately available funds, by wire transfer to the Company’s account as set forth in instructions delivered to the Purchaser at least one (1) business day prior to the Closing Date, (b) the Company shall allot and issue Ordinary Shares to the Depositary in respect of the ADSs acquired by the Purchaser and direct the Depositary to issue the ADSs to the Purchaser and deliver to the Purchaser a book-entry statement evidencing the issuance of the number of ADSs set forth opposite the Purchaser’s name on Schedule 1 hereto, registered in the name of the Purchaser as set forth on Purchaser’s signature page hereto or its nominee in accordance with the Purchaser’s delivery instructions, free and clear of any liens or other restrictions (other than those arising under U.S. state and federal securities laws), and (c) the Company shall deliver or cause to be delivered to the Purchaser the Warrants, registered in the names of the Purchaser (or such Purchaser’s nominee in accordance with its delivery instructions), to purchase up to the number of Warrant ADSs set forth opposite the name of the Purchaser on Schedule 1 hereto.

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2.2	Deliveries.

(a)	On or prior to the Closing Date, the Company shall deliver or cause to be delivered to the Purchaser the following:

(i)	the Company’s wire instructions, on Company letterhead and executed by the Company’s Chief Executive Officer or Chief Financial Officer;

(ii)	the Warrants duly executed by the Company and registered in the name of the Purchaser to purchase up to a number of Warrant ADSs as set forth next to the Purchaser’s name in the execution page below with an exercise price equal to the Per ADS Purchase Price, subject to adjustment therein;

(iii)	duly adopted forms of (x) the Amended and Restated Articles of Association of the Company in the form attached as Exhibit D hereto, (y) resolutions of the board of directors of the Company and the Shareholders’ Approval, in each case, authorizing the execution and delivery of this Agreement, the Registration Rights Agreement, any other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and (z) a certificate, executed by a duly authorized officer of the Company, certifying as to the incumbency of the officers authorized to execute the aforementioned agreements, setting forth the name and title and bearing the signatures of such officers;

(iv)	the Registration Rights Agreement, duly executed by the Company;

(v)	a legal opinion of Company U.S. Counsel and Company Israeli Counsel, addressed to the Purchaser in a form reasonably acceptable to the Purchaser;

(vi)	the Required Approvals and all other documents as may be reasonably requested by the Purchaser or required by the Laws of the United States and Israel to effect the issuance and sale of the ADSs and Warrants; and

(vii)	a certificate, executed by a duly authorized officer of the Company and dated as of the Closing Date, certifying that the conditions specified in Section 2.2(a)(i) through (vi) have been satisfied.

(b)	On or prior to the Closing Date, the Purchaser shall deliver or cause to be delivered to the Company, the following:

(i)	the Purchaser’s Subscription Amount with respect to the Securities purchased by the Purchaser, which shall be made available for “Delivery Versus Payment” settlement with the Company or its designees; and

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(ii)	the Registration Rights Agreement duly executed by the Purchaser.

2.3	Closing Conditions.

(a)	The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i)	the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Purchaser contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii)	all obligations, covenants and agreements of the Purchaser required to be performed at or prior to the Closing Date shall have been performed; and

(iii)	the delivery by the Purchaser of the items set forth in Section 2.2(b) of this Agreement.

(b)	The respective obligations of the Purchaser hereunder in connection with the Closing are subject to the following conditions being met:

(i)	the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(i)	all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(ii)	the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(iii)	Immediately following the Closing, the Board of Directors shall be comprised of eight (8) members, one (1) of whom shall be designated by the Purchaser;

(iv)	the Required Approvals and all the third party consents and approvals and other actions that are required to be taken by the Company in connection with the issuance and sale of the ADSs and Warrants shall have been completed to the Purchaser’s satisfaction;

(v)	there shall have been no Material Adverse Effect with respect to the Company since the date hereof; and

(vi)	at any time from the date hereof to the Closing Date, (i) trading in the ADSs and the Ordinary Shares shall not have been suspended by the Commission, any other applicable regulatory authority or applicable Trading Market, and no initiation or threatening in writing of any proceedings for suspension or delisting of the ADSs or Ordinary Shares shall have occurred; (ii) trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, and (iii) no banking moratorium shall have been declared either by the United States, New York State or Israeli authorities.

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3. REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company. The Company hereby makes the following representations and warranties to the Purchaser:

(a)	Subsidiaries. All of the direct and indirect subsidiaries of the Company are set forth in the SEC and TASE Reports. The Company owns, directly or indirectly, all of the capital shares or other equity interests of each Subsidiary, free and clear of any Liens, and all of the issued and outstanding shares of capital shares of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities. If the Company has no subsidiaries, all other references to the Subsidiaries or any of them in the Transaction Documents shall be disregarded.

(b)	Organization and Qualification. The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing, and, if applicable under the laws of the jurisdiction in which they are formed, in good standing under the laws of the jurisdiction of its incorporation or organization (if the concept of good standing exists in such jurisdiction), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. No proceedings have been instituted in the State of Israel for the dissolution of the Company or any of its Israeli Subsidiaries. The Company is not currently designated as a “breaching company” (within the meaning of the Israeli Companies Law, 5759-1999) by the Registrar of Companies of the State of Israel, nor has a proceeding been instituted by the Registrar of Companies in Israel for the dissolution of the Company or Subsidiaries. Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective memorandum of association, articles of association, certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document for so long as such effect exists, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, except, to the extent that such material adverse effect either proportionately affects the business, properties, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which the Company and its Subsidiaries operate, or is caused as a result of the ongoing war situation in Israel, or (iii) a material adverse effect on the Company’s ability to perform in any material respect its obligations under any Transaction Document, for so long as such effect exists (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c)	Authorization; Enforcement. The Company has the requisite corporate power and authority (subject to the Required Approvals) to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors, a committee of the Board of Directors or the Company’s shareholders in connection herewith or therewith other than in connection with the Required Approvals. This Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

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(d)	No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not (i) subject to the Required Approvals, conflict with or violate any provision of the Company’s or any Subsidiary’s memorandum of association, articles of association, certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, a Company Employee Plan, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or Governmental Authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected.

(e)	Filings, Consents and Approvals.

(i)	The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other foreign or domestic federal, state, local or other Governmental Authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) The approval of the Company’s Board of Directors (or, if appropriate, any committee thereof), at a meeting duly called and held in compliance with the requirements of Israeli Companies Law and the current Company’s Board of Directors, has adopted resolutions, by unanimous vote of all directors; (ii) approving the execution, delivery and performance of this Agreement, the Transaction Documents and the consummation of the transactions contemplated hereby and thereby; (iii) recommending that the Company’s Amended Articles of Association be approved by the Company’s shareholders; (iv) determining that entering into this Agreement and the Transaction Documents is in the best interests of the Company and its shareholders; (v) declaring this Agreement the Transaction Documents and the consummation of the transactions contemplated hereby and thereby advisable; (vi) recommending that the Company’s shareholders vote in favor of the matters detailed herein below in the definition of “Shareholder Approval” and directing that such matters be submitted to the Company’s shareholders for approval at the Company Shareholders’ Meeting, (vii) the filings required pursuant to Section 4.6 of this Agreement, (viii) the filing with the Commission of one or more Registration Statements (as defined in the Registration Rights Agreement) in accordance with the Registration Rights Agreement, (ix) the notice and/or application(s) to each applicable Trading Market for the issuance and sale of the Securities and the listing of the ADSs and Warrant ADSs for trading thereon in the time and manner required thereby, (x) the Shareholders’ Approval, (xi) the filing of Form D with the Commission, (xii) the submission of the IIA Notice to the IIA no later than three (3) days after the Closing, together with an undertaking towards the IIA in a form as required and published by the IIA signed by Purchaser (the “IIA Undertaking”), and (xiii) the Tel Aviv Stock Exchange approval for the issuance of ordinary shares representing the ADSs acquired by the Purchaser, and such other filings as are required to be made in connection therewith under applicable state securities laws (collectively, the “Required Approvals”).

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(ii)	The affirmative votes of a majority of the shareholders of the Company as of the record date for the Company Shareholders’ Meeting, represented at a general meeting of the Company in person or by proxy and voting thereon, approving the transactions set forth herein that require shareholders’ approval (collectively, the “Shareholders’ Approval”), are the only votes of the holders of any class or series of the Company’s share capital necessary to approve this Agreement, the Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

(iii)	None of the information supplied or to be supplied by the Company or any Company Subsidiary or any of their representatives for inclusion or incorporation by reference in the Shareholders’ Notice, will, at the time of filing and at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(f)	Issuance of the Securities; Registration. The Securities are duly authorized and, when issued and paid for by the Purchaser in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company. The Company has reserved from its duly authorized share capital the maximum number of Ordinary Shares issuable pursuant to this Agreement and the Warrants.

(g)	Capitalization. The capitalization of the Company as of the date hereof is as set forth in the most recent Form 20-F filed by the Company. Except as set forth in the most recent Form 20-F filed by the Company and the SEC and TASE Reports thereafter, the Company has not issued any shares since its most recently filed periodic report under the Exchange Act, other than pursuant to the exercise of employee share options or vested RSUs under the Company’s share option plans, the issuance of Ordinary Shares, Ordinary Share Equivalents or ADSs to employees pursuant to the Company’s employee share purchase plans and pursuant to the conversion and/or exercise of Ordinary Share Equivalents outstanding as of the date of the most recently filed periodic report under the Exchange Act. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as a result of the purchase and sale of the Securities, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any ADSs, Ordinary Shares, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional ADSs, Ordinary Shares or Ordinary Share Equivalents. The issuance and sale of the Securities will not obligate the Company or any Subsidiary to issue ADSs or Ordinary Shares or other securities to any Person (other than the Purchaser). There are no outstanding securities or instruments of the Company or any Subsidiary with any provision that adjusts the exercise, conversion, exchange or reset price of such security or instrument upon an issuance of securities by the Company or any Subsidiary. There are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. The Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. All of the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. Subject to the Required Approvals, no further approval or authorization of any shareholder, the Board of Directors or others is required for the issuance and sale of the Securities. Except as disclosed in the most recent Form 20-F filed by the Company and the SEC and TASE Reports, there are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.

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(h)	SEC and TASE Reports; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act, the Exchange Act and the Israeli Securities Law, including pursuant to Section 13(a) or 15(d) of the Exchange Act, since January 1, 2023 (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC and TASE Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC and TASE Reports prior to the expiration of any such extension. As of their respective dates, the SEC and TASE Reports complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Israeli Securities Law, as applicable, and none of the SEC and TASE Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC and TASE Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with International Financial Reporting Standards applied on a consistent basis during the periods involved (“IFRS”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by IFRS, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments. As of the date hereof, the Company meets the requirements for the use of Form F-3 under the Securities Act.

(i)	Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest audited financial statements included within the SEC and TASE Reports, except as set forth on the SEC and TASE Reports, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to IFRS or disclosed in the SEC and TASE Reports, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any of its shares and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company share option plans. The Company does not have pending before the Commission any request for confidential treatment of information. Except for the issuance of the Securities contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its Subsidiaries or their respective businesses, prospects, properties, operations, assets or financial condition that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least one (1) Trading Day prior to the date that this representation is made.

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(j)	Litigation; Product Defects and Warranties.

(i)	Except as disclosed on the most recent Form 20-F filed by the Company, there is no material action, suit, inquiry, notice of violation, proceeding or to the knowledge of the Company investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or any of the Securities; or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Israel Securities Authority or the Commission involving the Company or any current or former director or officer of the Company. The Commission has not issued to the Company any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

(ii)	The Company’s warranty reserve reflected on the most recent financial statements of the Company was sufficient as of the date of such financial statements to cover the unexpired warranty liabilities of the Company and the Company Subsidiaries for any products or services sold by the Company or any Company Subsidiaries to their respective customers prior to the date of the Most Recent Company Balance Sheet. Since the date of such financial statements, the Company has not materially modified its practices in calculating warranty reserves. The Company’s current warranty reserve is sufficient as of the date of this Agreement to cover the unexpired warranty liabilities of the Company and the Company Subsidiaries for any products or services sold by the Company or the Company Subsidiaries to their respective customers prior to the date of this Agreement.

(k)	Labor Relations.

(i)	No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company. None of the Company’s or its Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with the Company or such Subsidiary nor any of such employees are represented by labor organizations, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that their relationships with their employees are good. To the knowledge of the Company, there is no pending strike or work stoppage involving the Company or any Company Subsidiary. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act.

(ii)	To the knowledge of the Company, no executive officer of the Company or any Subsidiary, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

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(iii)	The Company and its Subsidiaries are in compliance with all applicable U.S. federal, state, local and foreign (including Israeli) laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours.

(iv)	Employee Benefit Plans. Each Company Employee Plan has been established, maintained, funded and administered in all material respects in accordance with its terms and any applicable Governmental Requirements. All contributions, payments, premiums, and reimbursements with respect to any Company Employee Plan that have been required to have been made as of the Closing Date will have been timely made as of the Closing Date.

(l)	Compliance. Neither the Company nor any Subsidiary in any material respect: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, of any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or other Governmental Authority or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any Governmental Authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters. No action, demand or investigation by or before any Governmental Authority is pending or, to the knowledge of the Company, threatened alleging that the Company or a Company Subsidiary is not in material compliance with any applicable Law. The Company is and has been, in compliance with and has not been and is not in violation of any applicable International Trade Law or Sanctions Law. Neither the Company nor any Company Subsidiary has received any actual or threatened order, notice, or other communication from any Governmental Authority of any actual or potential material violation or material failure to comply with any International Trade Law or Sanctions Law.

(m)	Environmental Laws. The Company and its Subsidiaries (i) are in compliance with all federal, state, local and foreign laws relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands, or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations, issued, entered, promulgated or approved thereunder (“Environmental Laws”); (ii) have received all permits licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) are in compliance with all terms and conditions of any such permit, license or approval where in each clause (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

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(n)	Regulatory Permits. The Company and the Subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC and TASE Reports (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

(o)	Title to Assets. The Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for (i) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and (ii) Liens for the payment of Israeli, federal, state or other taxes, for which appropriate reserves have been made therefor in accordance with IFRS and, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance.

(p)	Intellectual Property.

(i)	(a) The Company Intellectual Property Rights constitutes all Intellectual Property Rights necessary and sufficient for the conduct of the business of the Company and the Company Subsidiaries as presently conducted and all material Intellectual Property Rights necessary and sufficient for the conduct of the business of the Company and the Company Subsidiaries as planned to be conducted, as summarized in the most recent Form 20-F filed by the Company; (b) the Company is the sole and exclusive owner of all right, title and interest in and to the Owned Company IP, free and clear of all Liens; and (c) the Company Licensed IP is validly licensed to the Company or the applicable Company Subsidiary pursuant to written, valid agreements. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in the termination or invalidity of any agreements pursuant to which the Company Licensed IP is licensed to the Company.

(ii)	The conduct of the business of the Company and its Subsidiaries as currently conducted do not infringe, misappropriate, dilute or otherwise violate (and did not in the past infringe, misappropriate, dilute or otherwise violate) in any material respect any Intellectual Property Right of any Person. Neither the Company, nor any Company Subsidiary, has received any written notice of, and there are no proceedings pending or, to the knowledge of the Company, threatened that relate to (i) any alleged invalidity with respect to any of the Owned Company IP; or (ii) any alleged infringement or misappropriation of any Intellectual Property Rights of any third party by the Company or any Company Subsidiary. To the knowledge of the Company, no Person has infringed, diluted, misappropriated or otherwise violated, in the past three years, or is currently infringing, diluting, misappropriating, or violating any of the Company Intellectual Property Rights.

(iii)	The Company and the Company Subsidiaries have taken commercially reasonable measures to protect the confidentiality of any Owned Company IP that the Company or the applicable Company Subsidiary considers to be a material trade secret. No prior or current employee or officer or any prior or current consultant or contractor of the Company or any Company Subsidiary has asserted, or to the knowledge of the Company has claimed, any ownership in any Owned Company IP.

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(iv)	Except as set forth in the most recent Form 20-F filed by the Company, none of the Company nor any Company Subsidiary is obligated to pay to any Person any material royalties, fees, commissions or other amounts for the use by the Company or the Company Subsidiaries of any Intellectual Property Rights.

(v)	Except as set forth in the most recent Form 20-F filed by the Company, no Company Intellectual Property Right is subject to any contract containing any covenant or other provision that limits or restricts in any material manner, taken as a whole the ability of the Company (i) to make, use, import, sell, offer for sale or promote the Company’s business anywhere in the world; or (ii) to use, exploit, assert or enforce any of the material Company Intellectual Property Rights anywhere in the world.

(vi)	To the knowledge of the Company, no third party is challenging the right, title or interest of the Company or any Company Subsidiary in, to or under, any Company Intellectual Property Rights, or the validity, enforceability or claim construction of any Patent included in the Registered Company Intellectual Property Rights. To the knowledge of the Company, there is no undisclosed opposition, cancellation, proceeding, or objection involving a third party, pending with regard to any of the Registered Company Intellectual Property Rights.

(vii)	The registrations and issuances included in the Registered Company Intellectual Property Rights are subsisting and in full force and effect. All necessary registration, maintenance and renewal fees currently due in connection with the Registered Intellectual Property Rights have been made and all necessary documents, recordations and certificates in connection with the same have been filed with the relevant patent, copyright, trademark or other authorities in the United States or other jurisdictions, as the case may be, for the purposes of maintaining and renewing such right, except where the failure to take any such action (i) was deemed unnecessary in the ordinary course of business; or (ii) would not be material to the Company’s business.

(viii)	The Company and the Company Subsidiaries are in compliance in all material respects with the terms and conditions of all licenses for the Open Source Software. The Company and the Company Subsidiaries have not used Open Source Software in the Company Offerings in a manner that requires, that other Software incorporated into, derived from or distributed with such Open Source Software be (1) disclosed or distributed in Source Code form, (2) be licensed for the purpose of making derivative works, or (3) be redistributable at no charge.

(ix)	Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and the Company Subsidiaries is in compliance in all material respect with all Company Data Protection Requirements and (ii) any consents pertaining to the Processing of Personal Data by the Company and Company Subsidiaries that are required by applicable Data Protection Laws. The Company and the Subsidiaries have adopted and published Company Privacy Policies in accordance with applicable Data Protection Laws. Each of the Company and the Subsidiaries has taken commercially reasonable steps, designed to ensure that all Personal Data, Company Business Data, and the information technology assets and equipment of each of the Company and the Company Subsidiaries (collectively, “Company IT Systems”) maintained by or on behalf of each of the Company and the Subsidiaries are protected against loss and unauthorized access, use, modification or disclosure, and there have been no material incidents regarding the same that would require notification of individuals, law enforcement, or any Governmental Authority under any applicable Data Protection Law, or that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

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(x)	The Company has implemented and maintains a cybersecurity program that conforms to industry standards and practices, designed to protect the integrity, confidentiality, and availability of the Company IT Systems as summarized in the most recent Form 20-F filed by the Company which is accurate, true and correct in all respects. There have been no breaches or unauthorized accesses of the Company’s IT Systems that would have a Material Adverse Effect. The Company conducts regular cybersecurity risk assessments and audits, implements appropriate data encryption, and has established and maintains an incident response plan for cybersecurity events, as required by applicable law and as set forth in the most recent Form 20-F filed by the Company. There are no pending claims or to the knowledge of the Company, investigations pending or threatened against the Company relating to data protection, cyber liability, or breach of privacy.

(xi)	Governmental Grants. The Company was and is in compliance, in all material respects, with the terms and conditions of any grant, loan, incentives, benefits (including tax benefits), subsidies or other assistance from any governmental or regulatory authority or any agency, or any international or bilateral fund, institute or organization or public entities or authorities, including, from the Investment Center of the Ministry of Economy and Industry of the State of Israel or the Israeli Innovation Authority, all of which, as set forth in the most recent Form 20-F filed by the Company.

(q)	Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage as described in the Company’s most recently filed Form 20-F. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not result in a significant increase in cost.

(r)	Transactions with Affiliates and Employees. Except as set forth on Company’s most recently filed Form 20-F, none of the officers or directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, shareholder, member or partner, in each case in excess of $120,000 annually, other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company or a Subsidiary and (iii) other employee benefits, including share option agreements under any share option plan of the Company.

(s)	Internal Controls. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and the Subsidiaries have established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and the Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms; and the Company has carried out evaluations of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act and such disclosure controls and procedures are effective. The Company’s certifying officers have evaluated the effectiveness of the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) as of the end of the period covered by the most recently filed Form 20-F by the Company under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed Form 20-F under the Exchange Act the conclusions of the certifying officers about the effectiveness of the Company’s internal control over financial reporting based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant deficiencies or material weaknesses in the Company’s internal control over financial reporting (unless remediated) and no changes in the internal control over financial reporting of the Company and its Subsidiaries that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Company and its Subsidiaries. The Company is exempt from auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for as long as it remains an emerging growth company, which is until December 31, 2024 (the last day of the Company’s fiscal year following the fifth anniversary of the closing of the Company’s initial public offering on Nasdaq).

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(t)	Certain Fees. No brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiary to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. Other than for Persons engaged directly by the Purchaser, if any, the Purchaser shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

(u)	Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Securities, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

(v)	Registration Rights. Other than to the Purchaser pursuant to the Registration Rights Agreement, no Person has any right to cause the Company or any Subsidiary to effect the registration under the Securities Act of any securities of the Company or any Subsidiary.

(w)	Listing and Maintenance Requirements. The ADSs are registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the ADSs under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. The Ordinary Shares are registered pursuant to Chapter 5C of the Securities Law, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Ordinary Shares under the Securities Law nor has the Company received any notification that the Commission is contemplating terminating such registration. The Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the ADSs or Ordinary Shares are or have been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements. The ADSs are currently eligible for electronic transfer through The Depository Trust Company or another established clearing corporation and the Company is current in payment of the fees to The Depository Trust Company (or such other established clearing corporation) in connection with such electronic transfer.

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(x)	Application of Takeover Protections. The Company and the Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s memorandum of association, articles of association or the laws of its state of incorporation that is or could become applicable to the Purchaser as a result of the Purchaser and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company’s issuance of the Securities and the Purchaser’s ownership of the Securities.

(y)	Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Purchasers or their agents or counsel with any information that it believes constitutes or might constitute material, non-public information which is not otherwise disclosed in the SEC Reports. The Company acknowledges and agrees that the Purchaser does not make and/or has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereof.

(z)	No Integrated Offering. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause the offer and sale of the Securities contemplated by this Agreement to be integrated with prior offerings by the Company for purposes of (i) the Securities Act which would require the registration of any of such Securities under the Securities Act, or (ii) except as contemplated by this Agreement, any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

(aa)	Solvency. Neither the Company nor any Subsidiary is in default with respect to any Indebtedness and the Company has no knowledge of any facts or circumstances which would lead it to believe that it will file for reorganization or liquidation under the Bankruptcy or Reorganization laws of any jurisdiction. For the purposes of this Agreement, “Indebtedness” means (x) any liabilities for borrowed money or amounts owed by the Company in excess of $100,000 (other than trade accounts payable incurred in the ordinary course of business), (y) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others to third parties, whether or not the same are or should be reflected in the Company’s consolidated balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (z) the present value of any lease payments in excess of $100,000 due under leases required to be capitalized in accordance with IFRS.

(bb)	Tax Compliance.

(i)	The Company and its Subsidiaries each (i) has made or filed all Israeli and United States federal, state and local income and all material foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges, fines or penalties that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its financial statements provision reasonably adequate for the payment of all material tax liability of which has not been finally determined and all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or of any Subsidiary know of no basis for any such claim.

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(ii)	Each Company Employee Plan that is intended to qualify as a capital gains route plan under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder (“Section 102”, “Ordinance” and “Section 102 Plan”, respectively) has received a favorable determination or any approval letter or is otherwise approved by the Israeli Tax Authorities (the “ITA”) as such. All options to purchase Company’s shares granted and Ordinary Shares issued under any Section 102 Plan have been granted or issued, as applicable, in compliance in all material respects with the applicable requirements of Section 102 (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including the adoption of the applicable board and shareholders resolutions, the timely filing of the necessary documents with the ITA, the submission of the application to the ITA to approve a Section 102 Plan, the appointment of an authorized trustee to hold such options, and the Ordinary Shares issued upon exercise of options, the execution by each holder of Ordinary Shares underlying such option granted under Section 102 Plan of an undertaking to comply with the provisions of Section 102, and the timely deposit of such securities or related documents with such trustee, pursuant to the terms of Section 102 and applicable guidance of the ITA.

(cc)	Foreign Corrupt Practices. Neither the Company nor any Subsidiary, director or officer of each of the Company and any of the Subsidiaries, nor, to the Company’s knowledge, any agent or other person acting on behalf of the Company or any Subsidiary, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds or established or maintained any unlawful or unrecorded funds, (iii) has accepted or received any unlawful contributions, payments, gifts or expenditures, (iv) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (v) violated in any material respect any provision of FCPA. The Company and each Subsidiary maintains and enforces policies and procedures reasonably designed to promote compliance with International Trade Laws, Sanctions and Anti-Corruption Laws.

(dd)	Accountants. The Company’s independent registered public accounting firm is as set forth in the Company’s most recently filed Form 20-F. Such accounting firm is an independent registered public accounting firm as required by the Exchange Act and the regulations thereunder and the Public Company Accounting Oversight Board.

(ee)	Regulation M Compliance. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company.

(ff)	FDA. The Company and its Subsidiaries possess and duly maintain all permits, licenses, registrations, certificates, authorizations, orders and approvals required by the U.S. Food and Drug Administration (“FDA”) under the Federal Food, Drug and Cosmetic Act, as amended, and the regulations thereunder (“FDCA”) or any similar or other applicable law, necessary and sufficient for the conduct of the business of the Company and the Company Subsidiaries as presently conducted or as planned to be conducted, as summarized in the most recent Form 20-F filed by the Company. The properties, business and operations of the Company have been and are being conducted in all material respects in accordance with all applicable laws, rules and regulations of the FDA. The Company has not been informed by the FDA that the FDA will prohibit the marketing, sale, license or use in the United States of any currently commercialized product developed, produced or marketed by the Company and/or any product currently proposed to be produced or marketed.

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(gg)	Office of Foreign Assets Control. Neither the Company nor any Subsidiary nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

(hh)	U.S. Real Property Holding Corporation. The Company is not and has never been a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon Purchaser’s reasonable request.

(ii)	Bank Holding Company Act. Neither the Company nor any of its Subsidiaries or Affiliates is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Neither the Company nor any of its Subsidiaries or Affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent (25%) or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or Affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(jj)	Money Laundering. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Israeli Prohibition on Money Laundering Law, 2000, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or Governmental Authority, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company or any Subsidiary, threatened.

(kk)	No General Solicitation. Neither the Company nor any Person acting on behalf of the Company has offered or sold any of the Securities by any form of general solicitation or general advertising.

(ll)	No Disqualification Events. With respect to the Securities to be offered and sold hereunder in reliance on Rule 506 under the Securities Act, none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, a “Company Covered Person”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Company Covered Person is subject to a Disqualification Event.

(mm)	Other Covered Persons. The Company is not aware of any person (other than any Company Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Securities.

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(nn)	Notice of Disqualification Events. The Company will notify the Purchaser in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Company Covered Person and (ii) any event that would, with the passage of time, reasonably be expected to become a Disqualification Event relating to any Company Covered Person, in each case of which it is aware.

(oo)	No Shell Company Status. The Company is not, and has never been, an issuer identified in Rule 144(i)(1)(i).

(pp)	Contracts.

(i)	To the knowledge of the Company, all material contracts to which each of the Company and/or the Subsidiaries is a party or by which it is bound (collectively, the “Material Contracts”), which for the avoidance of doubt includes the Deposit Agreement, are valid, binding and are enforceable against the Company or its Subsidiary, as applicable, and, to the knowledge of the Company, any other party thereto, and each is in full force and effect. Neither the Company nor its Subsidiaries, as applicable, nor, to the knowledge of the Company, any other party thereto is in default or breach in any material respect under (or is alleged to be in default or breach in any material respect under) the terms of, or has provided or received any notice of any intention to terminate, such Material Contracts. To the knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default thereunder or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder.

3.2	Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a)	Organization; Authority. The Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by the Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of the Purchaser. Each Transaction Document to which it is a party has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)	Understandings or Arrangements. The Purchaser understands that the Securities are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring such Securities as principal for his, her or its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable state securities law (this representation and warranty not limiting such Purchaser’s right to sell such Securities pursuant to the Resale Registration Statement or otherwise in compliance with applicable federal and state securities laws). The Purchaser is acquiring the Securities hereunder in the ordinary course of its business.

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(c)	Purchaser Status. At the time the Purchaser was offered the Securities, it was, and as of the date hereof it is, and on each date on which it exercises any Warrants, it will be either: (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7), (a)(8), (a)(9), (a)(12), or (a)(13) under the Securities Act; (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act; (iii) if the offering of the Securities was made in the State of Israel, (A) an Israeli investor which falls within the scope of one of the criteria of Classified Investor pursuant to the First Addendum of the Securities Law, purchasing for itself, and (B) located outside the United States and not a “U.S. Person” as defined in Rule 902 under the Securities Act, or (iv) if the Purchaser is located in another non-U.S. jurisdiction, (A) a non-USA and non-Israeli investor qualifying as a “Qualified Investor” listed under the First Schedule of the Israeli Securities Law 5728-1968, or the foreign equivalent thereof, purchasing for itself, and (B) located outside the United States and not a “U.S. Person” as defined in Rule 902 under the Securities Act. The Purchaser undertakes that it will provide the Company with appropriate documentation to such effect, as required under applicable Israeli or other relevant law and regulation. The Purchaser hereby represents that neither the Purchaser nor any of its Rule 506(d) Related Parties (as defined below) is a “bad actor” within the meaning of Rule 506(d) promulgated under the Securities Act. For purposes of this Agreement, “Rule 506(d) Related Party” shall mean a person or entity covered by the “Bad Actor disqualification” provision of Rule 506(d) of the Securities Act.

(d)	At the time the Purchaser was offered the Securities, it was not, and as of the date hereof it is not, and on each date on which it exercises any Warrants, it will not be an Enemy of Israel (as such term is defined under the Israeli Trading with the Enemy Ordinance of 1939) nor acting on behalf of or for the benefit of such.

(e)	Experience of the Purchaser. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(f)	Access to Information. The Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and the SEC and TASE Reports and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities, the merits and risks of investing in the Securities and the business of the Company;(ii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

(g)	Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder, the Purchaser has not, nor has any Person acting on behalf of or pursuant to any agreement or understanding with the Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that the Purchaser first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof. Notwithstanding the foregoing, in the case the Purchaser is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Purchaser’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement. Other than to other Persons party to this Agreement or to the Purchaser’s representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and Affiliates, the Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction).

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(h)	General Solicitation. The Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to the knowledge of such Purchaser, any other general solicitation or general advertisement.

(i)	Proxy Statement and Press Release. The Purchaser reviewed, agrees and confirms the description of and references relating to, the Purchaser, contained in the agreed forms of the press release relating to this Agreement and the proxy statement for Shareholders’ Approval to be filed by the Company with the SEC following the execution of this Agreement.

The Company acknowledges and agrees that the representations contained in this Section 3.2 shall not modify, amend or affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby. During the period beginning on the date hereof and ending on the date on which the Purchaser is no longer entitled to appoint at least one board member to the Company’s board of directors in accordance with the provisions of Section 4.2(a)(ii) hereof, the Purchaser shall not engage in any transaction that would constitute a Short Sale and shall not knowingly facilitate any Short Sale in the Company’s securities.

4. OTHER AGREEMENTS OF THE PARTIES

4.1	Shareholder Consent; Special Meeting.

(a)	The Company shall take all action necessary in accordance with applicable Law and the current Company’s Articles of Association to duly call, give notice of, convene and hold an extraordinary general meeting of its shareholders for the purpose of seeking the Shareholders’ Approval (the “Company Shareholders’ Meeting”) as soon as practicable after execution hereof, provided that the notice calling for such meeting (the “Shareholders’ Notice”) is provided and disclosed not later than Ten (10) days following the date hereof, and the Company Shareholders’ Meeting shall be held within Thirty Five (35) days following such notice, all in accordance with, and as required by, the Company’s organizational documents and applicable Law. The Company shall otherwise comply in all material respects with the notice requirements applicable to the Company in respect of the Company Shareholders’ Meeting pursuant to the Company’s organizational documents and applicable law. Notwithstanding the foregoing, prior to filing the Shareholders’ Notice (or any amendment or supplement thereto) the Company will, to the extent requested by the Purchaser (A) provide the Purchaser with a reasonable opportunity to review and comment on such document; and (B) consider in good faith all comments reasonably and promptly proposed by the Purchaser.

(b)	The Company shall use its reasonable efforts to solicit sufficient proxies from the Company shareholders in favor of the adoption of this Agreement and the Transaction Documents and all the transactions contemplated hereby and thereby and to take all other actions necessary or advisable to secure the Company Shareholders’ Approval. Nothing shall be deemed as a Company’s undertaking to obtain the shareholders’ approval sought herein.

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4.2	Certain Corporate Matters

(a)	Purchaser’s Directors to the Board.

(i)	The nominees of the Purchaser to the Board of Directors (the “Purchaser’s Designee(s)” or “Purchaser’s Director(s)”) will be nominated for approval at the Company Shareholders’ Meeting, and such appointment shall be subject to the Closing and become effective upon the date of the Closing. The Company shall provide each Purchaser’s Designee with the same indemnification rights as all other directors, including entering into a standard form of indemnification agreement.

(ii)	For as long as the Purchaser and its Affiliates beneficially own (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) (including through holding of ADSs), directly or indirectly, Ordinary Shares representing at least 10% of the Company’s outstanding voting rights, the Purchaser shall be entitled to designate One (1) Board member to the Company’s Board of Directors, and for as long as the Purchaser and its Affiliates beneficially own (including through holding of ADSs), directly or indirectly, Ordinary Shares representing at least 20% of the Company’s outstanding voting rights, the Purchaser shall be entitled to designate Two (2) Board members to the Company’s Board of Directors. At the Purchaser’s request, the Company shall promptly take all actions reasonably necessary to ensure that the appropriate number of Purchaser’s Directors is represented at the Board, including the calling of a special meeting of the Company’s shareholders as promptly as practicable after request therefor is made by the Purchaser.

The Purchaser shall not designate more than two (2) members to the Board of Directors unless the Purchaser propose a special tender offer (as required under Israeli Companies Law) following which it would hold more than 45% of the voting rights of the Company.

(iii)	Except as required by applicable law and/or in accordance with the provisions of the Articles of Association, the Company’s Board of Directors shall not remove any Purchaser’s Director from his or her directorship. Subject to applicable Governmental Requirements, the Purchaser shall have the right to require the Company to not include and remove in its proxy and recommend to the Company’s shareholders to vote against the appointment of any Purchaser Director at any time (and the Company shall cooperate with the Purchasers in effecting such removal) and, if permissible by applicable law, to cause the Company’s Board of Directors to remove any Purchaser’s Director. In the event any Purchaser’s Director ceases to be a member of the Company’s Board of Directors for any reason (other than in connection with a reduction in the number of Purchaser’s Directors the Purchasers are entitled to appoint), the Company shall cause the Company’s Board of Directors to promptly appoint an alternate member of the Company’s Board of Directors designated by the Purchasers to fill such vacancy and appoint such Purchaser’s Director to all committees on which the prior director served, subject to applicable Governmental Requirements, including any applicable Trading Market corporate governance rules.

(iv)	Upon the written request of the Purchaser, the Company shall call a special meeting of the shareholders for the purpose of electing, replacing and/or removing one or more Purchaser’s Directors at such time and location as the Purchaser may reasonably request (subject to the Charter Documents (as amended from time to time) and to applicable Governmental Requirements).

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(v)	The Company acknowledges that the Purchaser are entering into this Agreement and purchasing the Securities, inter alia in reliance on the Company’s undertakings under this Section 4.2.

(b)	Company’s Articles of Association Amendment. On or prior to the Closing Date, subject to the Shareholders’ Approval, the current Articles of Association of the Company shall be amended and restated in the form attached hereto as Exhibit D.

4.3	Transfer Restrictions.

(a)	The Securities may only be disposed of in compliance with the applicable securities Laws. In connection with any transfer of Securities by the Purchaser or an Affiliate other than pursuant to the Registration Rights Agreement or Rule 144, to the Company or to an Affiliate of the Purchaser or in connection with a pledge as contemplated in Section 4.3(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights and obligations of the Purchaser under this Agreement and the Registration Rights Agreement.

(b)	The Purchaser agrees to the imprinting, so long as is required by this Section 4.3, of a legend on any of the Securities in substantially the following or any similar form (and a stop transfer order may be placed against transfer of the certificates for the Securities):

[NEITHER] THIS SECURITY [NOR THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISABLE] HAS [NOT] BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY [AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY] MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

(c)	The Company acknowledges and agrees that the Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Securities to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, the Purchaser may transfer pledged or secured Securities to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the Purchaser’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of Securities.

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(d)	Certificates or book-entry accounts evidencing the ADSs and Warrant ADSs shall not contain any legend (including the legend set forth in Section 4.3(b) hereof), (i) while the Resale Registration Statement or such other registration statement covering the resale of such security is effective under the Securities Act, (ii) following any sale of such ADSs or Warrant ADSs pursuant to Rule 144 and the Company is then in compliance with the current public information required under Rule 144 (assuming cashless exercise of the Warrants), (iii) if such ADSs or Warrant ADSs are eligible for sale or may be sold under Rule 144 (assuming cashless exercise of the Warrants) without volume or manner-of-sale restrictions upon receipt of a seller representation letter with respect to the anticipated sale of such ADSs or Warrant ADSs, or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission). The Company shall cause its counsel to issue a legal opinion to the Depositary or the Purchaser promptly if required by the Depositary to effect the removal of the legend hereunder, or if requested by the Purchaser, respectively. If all or any portion of a Warrant is exercised at a time when there is an effective registration statement to cover the resale of the Warrant ADSs, if the ADSs or Warrant ADSs may be sold under Rule 144 and the Company is then in compliance with the current public information required under Rule 144 (assuming cashless exercise of the Warrants), or if the ADSs or Warrant ADSs may be sold under Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such ADSs or Warrant ADSs or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission), then such ADSs or Warrant ADSs shall be issued free of all legends. The Company agrees that following the effectiveness of the Resale Registration Statement or at such time as such legend is no longer required under this Section 4.3(c), it will, no later than the earlier of (i) one (1) Trading Day and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) following the delivery by the Purchaser to the Company or the Depositary of a certificate or evidence of book-entry positions representing ADSs or Warrant ADSs, as the case may be, issued with a restrictive legend (such date, the “Legend Removal Date”), deliver or cause to be delivered to the Purchaser a certificate or evidence of book-entry positions representing such ADSs that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to the Depositary that enlarge the restrictions on transfer set forth in this Section 4. Certificates for Securities subject to legend removal hereunder shall be transmitted by the Depositary to the Purchaser by crediting the account of the Purchaser’s prime broker with the Depository Trust Company System as directed by the Purchaser. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the ADSs as in effect on the date of delivery of a certificate representing ADSs or Warrant ADSs, as the case may be, issued with a restrictive legend.

4.4	Furnishing of Information.

(a)	Until the earliest of the time that (i) the Purchaser owns no Securities or (ii) the Warrants have expired, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act.

(b)	At any time during the period commencing from the six (6) month anniversary of the date of the Closing and ending at such time that all of the ADSs and Warrant ADSs may be sold without the requirement for the Company to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144, if the Company (i) shall fail for any reason to satisfy the current public information requirement under Rule 144(c) or (ii) has ever been an issuer described in Rule 144(i)(1)(i) or becomes an issuer in the future, and the Company shall fail to satisfy any condition set forth in Rule 144(i)(2) (a “Public Information Failure”) then, in addition to the Purchaser’s other available remedies, the Company shall pay to the Purchaser, in cash, as liquidated damages and not as a penalty, by reason of any such delay in or reduction of its ability to sell the Warrant ADSs and/or Shares, an amount in cash equal to two percent (2.0%) of the aggregate Exercise Price of the Purchaser’s Warrants on the day of a Public Information Failure and on every thirtieth (30th) day (pro rated for periods totaling less than thirty days) thereafter until the earlier of (a) the date such Public Information Failure is cured and (b) such time that such public information is no longer required for the Purchaser to transfer the ADSs and the Warrant ADSs issuable upon the exercise of the Warrants pursuant to Rule 144. The payments to which the Purchaser shall be entitled pursuant to this Section 4.4(b) are referred to herein as “Public Information Failure Payments.” Public Information Failure Payments shall be paid on the earlier of (i) the last day of the calendar month during which such Public Information Failure Payments are incurred and (ii) the third (3rd) Business Day after the event or failure giving rise to the Public Information Failure Payments is cured. In the event the Company fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full. Nothing herein shall limit the Purchaser’s right to pursue actual damages for the Public Information Failure, and the Purchaser shall have the right to pursue all remedies available to it at law or in equity including, without limitation, monetary damages, a decree of specific performance and/or injunctive relief.

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4.5	Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities under this Agreement in a manner that would require the registration of such Securities under the Securities Act or that would be integrated with the offer or sale to the Purchaser of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.6	Securities Laws Disclosure; Publicity. The Company shall (a) by the Disclosure Time, issue a press release disclosing the material terms of the transactions contemplated hereby, and (b) file one or more Reports on Form 6-K, including the Transaction Documents as exhibits thereto, with the Commission within the time required by the Exchange Act, in each case, in which it shall disclose any other material nonpublic information that the Purchaser or its representatives have received from the Company or its representatives in connection with this Agreement and any of the transactions contemplated hereby. In addition, effective upon the issuance of such press release and Form 6-K, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates on the one hand, and any of the Purchaser or any of its Affiliates on the other hand, shall terminate. The Company and the Purchaser shall consult with each other in issuing any press releases with respect to the transactions contemplated hereby, and neither the Company nor the Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of the Purchaser, or without the prior consent of the Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication, in each case the Company or the Purchaser as the case may be, shall allow the Purchaser or the Company, as applicable, reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Purchaser, or include the name of the Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of the Purchaser, except (a) to the extent required by Israeli or US securities law in connection with (i) the Resale Registration Statement and (ii) the filing of final Transaction Documents with the Commission and (b) to the extent such disclosure is required by law or Trading Market regulations, in which such cases the Company shall (x) obtain prior advice of competent counsel that such disclosure is required, (y) provide the Purchasers with prior notice of such disclosure permitted under this Section 4.6 and (z) reasonably cooperate with such Purchasers regarding such disclosure.

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4.7	Shareholder Rights Plan. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that the Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that the Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and the Purchaser.

4.8	Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, which shall be disclosed pursuant to Section 4.6, the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide the Purchaser or its agents or counsel with any information that constitutes, or the Company reasonably believes constitutes material non-public information, unless prior thereto the Purchaser shall have entered into a written agreement with the Company regarding the confidentiality and use of such information. The Company understands and confirms that the Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. To the extent that the Company delivers any material, non-public information to the Purchaser without the Purchaser’s consent, the Company hereby covenants and agrees that the Purchaser shall not have any duty of confidentiality to the Company, any of its Subsidiaries, or any of their respective officers, directors, agents, employees or Affiliates, or a duty to the Company, and of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates not to trade on the basis of, such material, non-public information, provided that the Purchaser shall remain subject to applicable law. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a current Report on Form 6-K. The Company understands and confirms that the Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

4.9	Indemnification of Purchaser.

The representations and warranties of the Company in this Agreement shall survive the execution and delivery of this Agreement and the Closing until the lapse of 12 months from the Closing, and shall terminate and expire at the lapse of 12 months from the Closing, provided however, that the representations and warranties of the Company in Sections 3(l), 3(p), 3(w), 3(ff) in this Agreement shall survive the execution and delivery of this Agreement and the Closing until the lapse of 36 months and shall terminate and expire at the lapse of 36 months, provided further, that the representations and warranties of the Company in Sections 3(b) through 3(e), 3(g), 3(bb), 3(cc) in this Agreement shall survive the execution and delivery of this Agreement and the Closing until the expiration of the applicable statute of limitations according to applicable Law.

Subject to the provisions of this Section 4.9 and to the extent permitted by law, the Company will indemnify and hold the Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls the Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons) (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against a Purchaser Party in any capacity, or any of them or their respective Affiliates, by any shareholder of the Company who is not an Affiliate of such Purchaser Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is based upon a material breach of such Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with any such shareholder or any violations by such Purchaser Party of state or federal securities laws or any conduct by such Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct). If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party. Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Agreement (y) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents. The indemnification required by this Section 4.10 shall be made by periodic payments of the amount thereof during the course of the investigation or defence, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law, provided, however, that in no event shall the Company be liable hereunder to aggregate Damages or reimbursement in connection with a breach or inaccuracy of a warranty or representation in excess of the Subscription Amount. The Company shall only be liable under this Section 4.8 if the cumulative amount of all damages incurred hereunder exceeds US$400,000, provided that in such event, the Company shall be liable from the first Dollar. Notwithstanding anything else to the contrary hereunder, there will be no limitations in the event of fraud or willful misconduct of the Company or any its Subsidiaries, affiliates, directors, officers, managers, employees, agents or representatives.

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4.10	Reservation of ADSs and Ordinary Shares. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of ADSs and Ordinary Shares for the purpose of enabling the Company to issue ADSs and Ordinary Shares pursuant to this Agreement and Warrant ADSs and Warrant Shares pursuant to any exercise of the Warrants.

4.11	Listing of Securities. The Company will use reasonable best efforts to continue the listing and trading of its ADSs on the Trading Market and, in accordance therewith, comply in all material respects with the Company’s reporting, filing and other obligations under the rules of the Trading Markets on which the ADRs and Ordinary Shares trade. The Company shall promptly secure and maintain the additional listing on the Trading Market of the ADSs and Warrant ADSs to be acquired by the Purchaser hereunder. Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the ADSs or the Ordinary Shares on their respective Trading Markets. The Company shall pay all fees and expenses, if any, in connection with satisfying its obligations under this Section 4.11.

4.12	Certain Transactions and Confidentiality. Purchaser hereby covenants that neither it nor any of its Affiliates will execute any purchases or sales, including Short Sales of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at the Closing. The Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section 4.6, such Purchaser will maintain the confidentiality of the existence and terms of this transaction. Notwithstanding the foregoing, and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) the Purchaser makes no representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time of the Closing, (ii) the Purchaser shall not be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time of the Closing and (iii) the Purchaser shall not have any duty of confidentiality or duty not to trade in the securities of the Company to the Company or its Subsidiaries after the issuance of the initial press release as described in Section 4.6. Notwithstanding the foregoing, the Purchaser is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Purchaser’s assets and the portfolio managers may have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Purchaser’s assets. In such case, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

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4.13	Exercise Procedures. The form of Notice of Exercise included in the Warrants set forth the totality of the procedures required of the Purchaser in order to exercise the Warrants. No additional legal opinion, other information or instructions shall be required of the Purchaser to exercise its Warrants. Without limiting the preceding sentences, no ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise form be required in order to exercise the Warrants. The Company shall honor exercises of the Warrants and shall deliver, or instruct the Depositary to deliver, as applicable, the Warrant ADSs and/or Warrant Shares in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

4.14	Warrant Shares. If all or any portion of the Warrants are exercised at a time when there is an effective Resale Registration Statement to cover the issuance or resale of the Warrant ADSs or Warrant Shares or if the Warrants are exercised via cashless exercise, the Warrant ADSs and/or Warrant Shares issued pursuant to any such exercise shall be issued free of all legends. If at any time following the date hereof the Resale Registration Statement (or any other registration statement registering the sale or resale of the Warrant ADSs and/or Warrant Shares) is not effective or is not otherwise available for the sale or resale of the Warrant ADSs and/or the Warrant Shares, the Company shall immediately notify the holders of the Warrants in writing that such registration statement is not then effective and thereafter shall promptly notify such holders when the registration statement is effective again and available for the sale or resale of the Warrant ADSs and/or the Warrant Shares (it being understood and agreed that the foregoing shall not limit the ability of the Company to issue, or the Purchaser to sell, any of the Warrant ADSs and/or Warrant Shares in compliance with applicable federal and state securities laws). The Company shall use its reasonable best efforts to keep a registration statement (including the Resale Registration Statement) registering the issuance or resale of the Warrant ADSs and/or Warrant Shares effective during the term of the Warrants.

4.15	ADSs holders Rights. The Company hereby undertakes:

(a)	Not to raise any claim against the Purchaser, its Affiliates and/or anyone else on each of its behalf, as holders of ADSs, that may challenge its substantial standing and/or rights as a shareholder in the Company.

(b)	Not to seek and/or agree to any amendment of the terms of the ADSs and/or the Deposit Agreement, which, in any event, would adversely and materially affect the Purchaser’s rights as ADSs’ holders without obtaining the Purchaser’s prior written consent.

(c)	In the event the circumstances described in Sections 4.7(a), 5.6, 13, 16 of the Deposit Agreement arise where the Depositary must receive a request in writing from the Company in order to effect the actions described or set forth therein, the Company covenants that it will provide such written request in all applicable cases.

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4.16	Approvals and Filings. The Company and the Purchaser shall use their respective commercially reasonable efforts to deliver and file, as promptly as practicable after the date of this Agreement, each notice, report or other document required to be delivered by such party to, or filed by such party with, any Governmental Authority with respect to this Agreement, any of the Transaction Documents and the transactions contemplated hereby and thereby. The Company and the Purchaser shall cause all documents that they are responsible for filing with any Governmental Authority under this Section 4.16 to comply as to form and substance in all material respects with the applicable Governmental Requirements and shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority and shall comply promptly with any such inquiry or request. Whenever any event occurs which is required to be set forth in an amendment or supplement to any such document or filing, the Company or the Purchaser, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Authority, such amendment or supplement.

4.17	Interim Period. During the period between the execution hereof and until the earlier of (i) the Closing, (ii) the termination of this Agreement in accordance with its terms, the Company and its Subsidiaries shall conduct their respective businesses in all material respects in the ordinary course of business consistent with past practice.

4.18	PFIC and CFC Information. If the Purchaser so requests in writing for any taxable year of the Company, within 60 days after the end of any fiscal year, the Company shall (at its cost and expense) make due inquiry with its tax advisors or accountants and determine whether it constituted a “passive foreign investment company” (a “PFIC”) (as defined in Section 1297 of the Internal Revenue Code of 1986, as amended (the “Code”)) or a “controlled foreign corporation” (as defined in Code Section 967) with respect to such fiscal year, and shall notify the Purchaser in writing of such determination within such time period and, to the extent the Company determines such determination to be material nonpublic information, concurrently disclose such determination on its website or in a public filing with the Commission. In the event that the Company determines that it is (or was) a PFIC or CFC, the Company shall provide the Purchaser with (i) all information necessary to permit the Purchaser (or any direct or indirect owner of the Purchaser) to complete any tax returns or forms with respect to its interest in the Company (including, for the avoidance of doubt, US Internal Revenue Service Forms 8621 or 5471), (ii) a PFIC Annual Information Statement described in US Treasury Regulation Section 1.1295-1(g)(1) with respect to the Company, and (iii) such other information as the Purchaser may reasonably request, including any information, statements, and documentation that may be necessary or advisable for the Purchaser to make and maintain a “qualified electing fund” election with respect to the Company, and the Company shall provide such information to the Investor within 90 days of the end of the Company's fiscal year.

5. TERMINATION

5.1	Termination. At any time prior to the Closing, this Agreement may be terminated:

(a)	by mutual written agreement of the Company and the Purchaser;

(b)	by either the Purchaser or the Company, if the Closing shall not have occurred on or before December 31, 2024 (the “Termination Date”); provided that the right to terminate this Agreement under this Section 5.1(b) shall not be available to any party hereto whose breach of this Agreement has primarily resulted in the failure of the Closing to occur on or before the Termination Date.

(c)	by either the Purchaser or the Company, if any permanent injunction or other order of a Governmental Authority of competent authority preventing the consummation of the transactions contemplated hereby shall have become final and non-appealable;

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(d)	by the Purchaser, if there has been a breach by the Company of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Company, which breach cannot be cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured within 30 days following receipt of such written notice from the Purchaser stating the Purchaser’s intention to terminate this Agreement pursuant to this Section 5.1(d) and the basis for such termination; provided, however, that the right to terminate this Agreement under this Section 5.1(d) shall not be available if at the time the Purchaser is in material breach of any representation, warranty, covenant or other agreement contained herein;

(e)	by the Company, if there has been a breach by the Purchaser of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Purchaser, which breach cannot be cured by the Purchaser by the Termination Date or, if capable of being cured, shall not have been cured within 30 days following receipt of such written notice from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 5.1(e) and the basis for such termination; provided, however, that the right to terminate this Agreement under this Section 5.1(e) shall not be available if at the time the Company is in material breach of any representation, warranty, covenant or other agreement contained herein.

6. MISCELLANEOUS

6.1	Fees and Expenses. The Purchaser shall pay the fees and expenses of the auditors of the Company for the notes, MD&A and other required disclosures to the Q1 and Q2 2024 financials of the Company, up to an aggregate amount of $25,000. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Depositary Fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any exercise notice delivered by the Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchaser and shall reimburse the Purchaser for any fees charged to Purchaser by the Depositary in connection with holding the ADSs (including without limitation exchange into Ordinary Shares), pursuant to the Deposit Agreement.

6.2	Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, the Prospectus and the Prospectus Supplement, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

6.3	Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email attachment at the email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via email attachment at the email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report on Form 6-K.

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6.4	Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought,. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

6.5	Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

6.6	Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser (other than by merger). The Purchaser may assign any or all of its rights under this Agreement to any Affiliate of the Purchaser, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the Purchaser. It is clarified that if Purchaser sells ADSs to any Person other than an Affiliate, such Person shall not be entitled to Purchaser’s rights under this Agreement, including the right to nominate director(s) to the board of directors of the Company, regardless of the percentage of holdings held by such Person.

6.7	No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced or waived by, any other Person.

6.8	Governing Law; Jurisdiction. This Agreement and all claims, controversies and causes of action arising out of or relating to this Agreement, whether sounding in contract, tort, or statute, shall be governed by and construed under the laws of the State of Israel applicable to contracts made and to be performed entirely within the State of Israel. Each party hereby irrevocably submits to the exclusive jurisdiction of the courts located in Tel Aviv, Israel for the adjudication of any dispute, claim, controversy or cause of action arising out of or relating to this Agreement or any of the transactions contemplated hereby, whether sounding in contract, tort or statute, and hereby irrevocably waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The provisions of this Section 6.8 shall survive any termination of this Agreement, in whole or in part.

6.9	Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Securities for the applicable statute of limitations.

6.10	Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. Counterparts may be delivered via electronic mail (including pdf or any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.11	Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

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6.12	Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever the Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then the Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

6.13	Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

6.14	Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert, in any action for specific performance of any such obligation, the defense that a remedy at law would be adequate.

6.15	Payment Set Aside. To the extent that the Company makes a payment or payments to the Purchaser pursuant to any Transaction Document or the Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

6.16	Reserved.

6.17	Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

6.18	Liquidated Damages. The Company’s obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been cancelled.

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6.19	Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices, ADSs, and shares of Ordinary Shares in any Transaction Document shall be subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions of the ADSs and Ordinary Shares that occur after the date of this Agreement.

(Signature Pages Follow)

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IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

BRAINSWAY LTD
By:__________________________________________ Name: Title: With a copy to (which shall not constitute notice):

Goldfarb Gross Seligman & Co.

One Azrieli Center

Tel Aviv 67021, Israel

Attention: Oded Bejarano, Adv. and Perry Wildes, Adv.

Email: oded.bejarano@goldfarb.com and

perry.wildes@goldfarb.com

and

Haynes and Boone, LLP

30 Rockefeller Plaza, 26th Floor

New York, New York 10112

Attention: Rick A. Werner and Alok A. Choksi

E-mail: Rick Werner@haynesboone.com and

Alok.Choksi@haynesboone.com

[SIGNATURE PAGE TO BWAY SECURITIES PURCHASE AGREEMENT]

37

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

VALOR BRAINSWAY HOLDINGS, LLC

By: _____________________

Name: Jonathan Shulkin

Title: Authorized Signatory

320 N. Sangamon Street, Suite 1200

Chicago, IL 60607

Email:     finance@valorep.com;

legalteam@valorep.com; and jshulkin@valorep.com.

With a copy to (which shall not constitute notice):

Shibolet & Co.

TOU Towers, 4 Yizhak Sadeh St.

Tel Aviv, Israel, 6777520

Attn: Maya Koubi Bara-Nes, Adv.; Vica Schreiber, Adv.

Telephone: +972-3-777-8333

E-mail: Maya@shibolet.com; v.schreiber@shibolet.com.

and

Vedder Price P.C.

222 North LaSalle Street

Chicago, IL 60601

Attn: Michael A. Nemeroff, Esq.

Email: mnemeroff@vedderprice.com.

Subscription Amount: US$ 20,000,009.19

ADSs: 2,103,745

Warrant Shares: 3,000,000 represented by 1,500,000 ADSs

[SIGNATURE PAGE TO BWAY SECURITIES PURCHASE AGREEMENT]

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